SMARTFINANCIAL, INC.

May 11, 2026

VIA EDGAR FILING and E-MAIL: mateom@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	SmartFinancial, Inc.
Registration Statement on Form S-3
File No. 333-295492
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SmartFinancial, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on May 13, 2026, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

SMARTFINANCIAL, INC.

By:	/s/ William Y. Carroll, Jr.
	Name:	William Y. Carroll, Jr.
	Title:	President and Chief Executive Officer